[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct: (212) 859-8689

Email: Joshua.Wechsler@friedfrank.com

June 15, 2018

VIA EDGAR

Mr. Donald E. Field

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios Maritime Containers Inc.

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted May 10, 2018

CIK No. 0001707210

Dear Mr. Field:

This letter sets forth the response of Navios Maritime Containers Inc., which in connection with the proposed offering will convert into Navios Maritime Containers L.P., a limited partnership (the “Company”), to the comment letter, dated May 24, 2018, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to the draft Registration Statement on Form F-1 of the Company, confidentially submitted to the Staff on May 10, 2018. In order to facilitate your review, we have reproduced the Staff’s comment in its entirety, with the response to the comment set out below the comment.

Concurrently with this correspondence, the Company is publicly filing its Registration Statement on Form F-1 (the “Registration Statement”). As indicated, the response described below is contained in the Registration Statement. References to page numbers in this letter refer to the pagination of the Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.

Use of Proceeds, page 58

1.	We note your response to our prior comment 6 and reissue in part. Please disclose the estimated net amount of the proceeds broken down into each principal intended use. In addition, if known, please describe the estimated total cost of the containerships as well as the amount and sources of other funds needed, if any, to acquire such vessels. To the extent that the vessels will be acquired from affiliates or their associates, please disclose the persons from whom the vessels will be acquired and how the cost of such vessels will be determined.

Response:

The Company has revised the disclosure on pages 14 and 63 of the Registration Statement in response to the Staff’s comment.

United States Securities and

Exchange Commission

June 15, 2018

Should you have any questions or comments, please feel free to call me at (212) 859-8689.

Sincerely,

/s/ Joshua Wechsler

Joshua Wechsler

cc:	Angeliki Frangou (Navios Maritime Containers Inc.)

Chris Christopoulos (Navios Maritime Containers Inc.)

Vasiliki Papaefthymiou (Navios Maritime Containers Inc.)

Stuart H. Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)

John M. Bibona (Fried, Frank, Harris, Shriver & Jacobson LLP)